JONATHAN R. ZIMMERMAN
JZimmerman@faegre.com
(612) 766-8419

May 23, 2008

United States Securities and Exchange Commission	BY EDGAR AND OVERNIGHT MAIL

100 F Street, N.E.

Washington, DC  20549

Attention:      H. Christopher Owings

Assistant Director

Re:	Gander Mountain Company

Registration Statement on Form S-3 (Amendment 2)
File No. 333-145643
Filed May 5, 2008

Ladies and Gentlemen:

On behalf of Gander Mountain Company, a Minnesota corporation (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Mr. Owings’s letter dated May 12, 2008 to Robert J. Vold, Chief Financial Officer of the Company, on the registration statement referenced above (the “Registration Statement”).  This letter also serves to file via electronic transmission a copy of Amendment No. 3 pursuant to Rule 101(a)(2)(i) of Regulation S-T.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Company’s response.

GENERAL

1.                                        We note your response to comment one in our letter dated September 19, 2007.  In Amendment No. 2 to your registration statement on Form S-3, you have increased the number of shares of common stock you are registering from 6,130,183 shares to 9,769,052 shares.  Also, you have increased the number of shares you are registering on behalf of Gratco, LLC from 5,701,255 shares to 8,766,255 shares.  Further, you have added another selling shareholder, Holiday Stationstores, Inc., on whose behalf you are registering 1,002,797 shares.  Therefore, again, please advise us of the basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) on a shelf basis.

The Company respectfully submits that the proposed resale of the shares of common stock of the Company under the Registration Statement is not a primary offering on behalf of the Company and that the shares may be registered for resale under the Registration Statement pursuant to Rule 415(a)(1)(i).  The Company believes that the facts described below demonstrate that the selling shareholders are not acting as underwriters for an offering by the Company.  Telephone

Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997) sets forth the following six factors for determining whether a purported secondary offering is really a primary offering:  (a) how long the selling shareholders have held the securities, (b) the circumstances under which the selling shareholders received the securities, (c) the selling shareholders’ relationship to the issuer, (d) the amount of securities involved, (e) whether the sellers are in the business of underwriting securities and (f) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  The application of these considerations to the facts underlying the resale of the shares by the selling shareholders demonstrates that such resale is not a primary offering on behalf of the Company.

The selling shareholders have held the shares for a significant amount of time.

As mentioned in our prior letter, Gratco, LLC purchased 5,701,255 of the shares to be registered under the registration statement on December 13, 2006.  Gratco, LLC purchased the remaining 3,065,000 shares to be registered on December 6, 2007.  Holiday Stationstores, Inc. purchased the 1,002,797 shares it intends to register on December 6, 2007.  In the purchase agreements for the purchases of these shares, both Gratco and Holiday Stationstores agreed that the shares would constitute “restricted securities.”  The purchasers also agreed that the shares would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such shares.  Moreover, there is no contractual arrangement whereby Gratco or Holiday Stationstrores can require the Company to repurchase or redeem the shares.  Consequently, Gratco and Holiday Stationstores have borne, and will continue to bear, the risk of owning the shares for an indefinite period of time unless the shares are resold pursuant to an effective registration statement under the Securities Act of 1933, or the purchasers can resell the Shares relying on another applicable exemption from the registration requirements of the Securities Act of 1933.  Accordingly, the majority of the shares owned by Gratco have been subject to market risk for over a year and the remaining shares proposed to be registered owned by Gratco and Holiday StattionStores have been held for over 160 days and throughout this period of time the shares were held for investment purposes.  Indeed, while the Company agreed to register the shares for resale under the Securities Act of 1933, the Company was not obligated to effect the registration until 480 days following the closings – a period of time exposing Gratco and Holiday Stationstores to significant market risk far exceeding the customary time periods for short-term investments.

The selling shareholders either received the shares in connection with their prior employment with the Company or purchased the shares from the Company in a negotiated transaction.

Gratco and Holiday Stationstores purchased their shares in negotiated transactions with the Company.  At the time of purchase of Gratco’s initial 5,701,255 share purchase, no affiliates of Gratco were officers or directors of the Company.  Gratco purchased these shares in exchange for an aggregate purchase price of $50.0 million, or $8.77 per share.  The per share price of the stock purchase was equal to the closing market value per share of the Company’s common stock on December 11, 2006.  The purchase price for the shares was paid by surrendering for cancellation a $20 million promissory note owed by the Company and by delivering cash for the balance of the purchase price.  The closing of the stock purchase was not conditioned upon the filing or effectiveness of a registration statement for the resale of the shares by Gratco. However, the Company agreed to register the shares for resale under the Securities Act of 1933 within a specified period of time following the closing of the stock purchase, which was 480 days following the closing – a period of time exposing Gratco to significant market risk far exceeding the customary time periods for short-term investments.  In no event will the number of shares be increased or otherwise adjusted if the Registration Statement is not declared effective in a timely manner or if the Registration Statement does not remain effective.  Therefore, Gratco will continue to bear the investment risk of owning the shares until such time as it sells the shares.

On December 6, 2007, Gratco and Holiday Stationstores purchased the remaining shares to be registered in a negotiated transaction with the Company.  The shares were purchased at a price of $5.90 per share for an aggregate purchase price of $24,000,002.30. Gratco purchased 3,065,000 shares for a purchase price of $18,083,500.00 and Holiday Stationstores purchased 1,002,797 shares for a purchase price of $5,916,502.30.  The $5.90 per share price of the stock purchase significantly exceeded the highest sale price of the Company’s common stock, $5.51, during the period from December 1, 2007 to December 10, 2007.  The closings of the stock purchases were not conditioned upon the filing or effectiveness of a registration statement for the resale of the shares by the purchasers.  However, the Company agreed to register the shares for resale under the Securities Act of 1933 within a specified period of time following the closing of the stock purchase, which was 480 days following the closing – a period of time exposing Gratco and Holiday Stationstores to significant market risk far exceeding the customary time periods for short-term investments.  In no event will the number of shares be increased or otherwise adjusted if the Registration Statement is not declared effective in a timely manner or if the Registration Statement does not remain effective.  Therefore, these purchasers will continue to bear the investment risk of owning the shares until such time as they sell the shares.

The relationship between the selling stockholders and the Company does not resemble one of an underwriter or an issuer.

Section 2(a)(11) of the Securities Act of 1933 defines the term “underwriter” to mean “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.  As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”  As described below, in connection with the purchase of the shares, each selling stockholder represented to the Company that such stockholder was acquiring the shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of such shares and that it did not have any agreement or understanding (directly or indirectly) with any person to distribute any of the shares.

The Company issued the initial 5,701,255 shares to Gratco and agreed to provide certain registration rights to Gratco solely to induce Gratco to convert its outstanding promissory note owed to the Company into shares and to purchase additional shares from the Company.  At the time of the sale of these shares to Gratco, Gratco was an independent third party and none of its affiliates were directors or officers of the Company.  Moreover, at the time of purchase, Holiday Stationstores, Inc. and members of the Erickson family who own Holiday Stationstores held over 50% of our outstanding common stock.  Holiday Stationstores, Inc. and members of the Erickson family are not affiliates of Gratco.

The December 2007 stock purchases were not intended to facilitate a distribution of the Company’s securities.  As previously mentioned, the shares were not required to be registered for 480 days following the date of sale, and in fact, the Company did not even file a registration statement covering these shares until over five months had passed from the date of sale.  In May 2008, the Company issued a press release where Gratco and Holiday Stationstores indicated that they remain committed to the Company and their investments in the Company.  In December

2007, when the additional shares to be registered were sold, Gratco and Holiday Stationstores and members of the Erickson family were not affiliates of each other.  These entities have no material relationships with each other, other than as unrelated co-investors in the Company.

In the purchase agreements for the shares, each selling shareholder represented to the Company that it was acquiring the shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of such shares.  The Company is not entitled to and will not receive any of the proceeds from the sales of shares by the selling shareholders and the sales will be made by, and for the accounts of, each selling shareholders.  Accordingly, the Company does not believe the selling shareholders’ relationship with the Company is indicative of an indirect primary offering on behalf of the Company.

The shares held by the selling shareholders currently represent approximately 40% of the issued and outstanding shares of capital stock of the Company.

The shares currently constitute approximately 40% of the Company’s issued and outstanding shares of capital stock; however, as previously stated, the Company issued these shares in three transactions over the prior two years.  In the past, issuers engaged in PIPE transactions have frequently relied upon Rule 415(a)(1)(i) to register the resale of securities on a continuous basis, often in amounts far exceeding the 40% figure for this offering.  As noted above, these shareholders acquired their shares long ago.  The significant time between the date of issuance of the shares and the filing of the Registration Statement is further evidence that this is not the type of registration for which the Staff has prevented issuers from relying upon Rule 415(a)(1)(i).

The selling shareholders are not in the business of underwriting securities.

The Company has been advised by the selling shareholders that they are not in the business of underwriting securities.  The Company has further been advised by Gratco that it is a private investment fund that invests long-term in securities of public and private companies engaged in various industries.  The Company has further been advised by Holiday Stationstores that it is a corporation that owns and franchises gasoline and convenience stores throughout the northern tier of the United States.  Neither Gratco nor Holiday Stationstores are not engaged in the public distribution of securities.

Under all the circumstances, the selling shareholders are not acting as a conduit for the Company.

The Company believes that the circumstances described above, including the acquisition of the shares from the Company, the market risks incurred by the selling shareholders as a result of owning the shares for a significant period of time without the ability to sell them in the public market and the fact that the selling shareholders are not in the business of underwriting securities, support the conclusion that the selling shareholders are not acting as a conduit for the Company.

SELLING SHAREHOLDERS, PAGE 15

2.                                      Of the number of shares owned by each selling shareholder in the table, state in a footnote to the table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion  privileges, or similar obligations.  Please state if there are none of these arrangements in footnote (1) to your table.  See Instruction 1 to Item 403 of Regulation S-K.

The selling shareholders have no rights to acquire any of the Company’s securities from options, warrants, rights, conversion  privileges, or similar obligations.  The Company has revised footnote 1 to the selling shareholder table in response to this request.

3.                                      In the footnotes to your selling shareholder table, please identify clearly the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares you are registering on behalf of Holiday Stationstores, Inc.  See Interpretation I.60 of the Telephone Interpretation Manual (July 1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).

The Company has revised footnote 4 to the selling shareholder table in response to this request.

EXHIBIT 5

4.                                      We note that counsel has assumed the legal capacity of all natural persons.  Counsel must make a legal conclusion as to whether the Company’s executive officers and directors legally hold their positions under state law.  If counsel was assuming that your officers and directors legally hold their positions, please have counsel revise.  Otherwise, please advise.

Please be advised that we made a legal conclusion that the Company’s executive officers and directors legally hold their positions under state law.  We did not assume that the Company’s officers and directors legally hold their positions; rather, we were assuming that the natural persons had the legal capacity to execute documents (i.e., they were not incompetent, minors, etc.).

We wish to thank the Staff for promptly completing its review of the Registration Statement.

If we can facilitate the Staff’s review of Amendment No. 2 or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8419 or Morgan Burns at (612) 766-7136.  Either of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

Jonathan R. Zimmerman

cc:	John Fieldsend, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Robert J. Vold (by e-mail)
Eric R. Jacobsen (by e-mail)
W. Morgan Burns (by e-mail)